Exhibit (a)(5)(L)

BRAMSON, PLUTZIK, MAHLER

& BIRKHAEUSER, LLP

Alan R. Plutzik (State Bar No. 077785)

Michael S. Strimling (State Bar No. 96135)

2125 Oak Grove Road, Suite 120

Walnut Creek, CA 94598

Tel: (925) 945-0200

Fax: (925) 945-8792

LEVI & KORSINSKY LLP

Joseph Levi (to be admitted pro hac vice)

W. Scott Holleman (to be admitted pro hac vice)

30 Broad Street, 24th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF CALIFORNIA

PETER DOUCET, individually and on behalf	)
of all others similarly situated,	)
)
Plaintiff,	)	CASE NO.
)
v.	)
	)	CLASS ACTION COMPLAINT
DANIEL BRADBURY, PAULO COSTA,	)
JAY SKYLER, JOSEPH SULLIVAN, KARIN	)
EASTHAM, JAMES GAVIN, III, ADRIAN	)	DEMAND FOR JURY TRIAL
ADAMS, TERESA BECK, M. KATHLEEN	)
BEHRENS, ALEXANDER DENNER,	)
AMYLIN PHARMACEUTICALS, INC.,	)
BRISTOL-MYERS SQUIBB COMPANY,	)
and B&R ACQUISITION COMPANY,	)
)
Defendants.	)
)

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE CASE

1. Plaintiff brings this class action on behalf of the public stockholders of Amylin Pharmaceuticals, Inc. (“Amylin” or the “Company”) against Amylin’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Bristol-Meyers Squibb Company (“Bristol-Meyers”) by means of an

CLASS ACTION COMPLAINT

unfair process, an unfair price, and through a materially misleading recommendation statement. Additionally, Plaintiff also brings a claim, individually, against Defendants for their violations of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).

2. Amylin is a biopharmaceutical company particularly focused on the therapeutic potential of new peptide hormone drug candidates and the creation of new therapies for the treatment of diabetes, obesity and other metabolic diseases.

3. On June 29, 2012, Bristol-Meyers and the Company announced a definitive agreement under which Bristol-Meyers, through its wholly owned subsidiary B&R Acquisition Company (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Amylin for $31.00 per share in cash (the “Proposed Transaction”). Following the completion of the tender offer, the Company’s remaining shares will be acquired through a second-step merger. The Proposed Transaction is valued at $7 billion. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. Bristol-Meyers commenced the tender offer on July 10, 2012, and the offer is set to expire at 5:00 p.m., New York time, on August 7, 2012.

4. As described in more detail below, given Amylin’s recent strong performance as well its future growth prospects, the consideration shareholders are to receive is inadequate and significantly undervalues the Company.

5. Following completion of the Proposed Transaction, Bristol-Meyers and AstraZeneca Pharmaceuticals LP (“AstraZeneca”) will enter into a collaboration agreement (the “Collaboration Agreement”) wherein AstraZeneca will pay Bristol-Meyers approximately $3.4 billion in cash, and profits and losses arising from the collaboration will be shared equally.

6. Carl Icahn, the Company’s third largest shareholder, has been focused on the sale of Amylin for several years. In February 2012, prior to the negotiations leading up to the signing of the Merger Agreement, Bristol-Meyers made an offer to purchase the Company for $22.00 per share. Upon learning that the Board had rejected this offer, Icahn proceeded to file two lawsuits against the Company in an attempt to push for a sale. Icahn withdrew one of these complaints on April 25,

CLASS ACTION COMPLAINT

2012, after a meeting with the Company’s Chief Executive Officer (“CEO”) and President Daniel M. Bradbury (“Bradbury”). In a subsequent telephone interview Icahn reiterated his stance that the “company should be sold at this time.”

7. Furthermore, on June 26, 2012, an Amylin shareholder filed a derivative action against the Individual Defendants alleging various breaches of fiduciary duty concerning Bristol-Meyers’ February 2012 offer.

8. The decision to enter into the Proposed Transaction was the product of efforts to appease Icahn, remove any personal liability they may have in the derivative action, and provide Company insiders and directors with preferential treatment at the expense of the public shareholders, which is unlawful and a breach of defendants’ fiduciary duties to the Company’s public shareholders. The Board conducted a flawed sales process, and agreed to rush into a deal with Bristol-Meyers rather than assure a fair price for shareholders in order to obtain benefits for Company insiders, in particular, members of the Board’s Audit Committee.

9. While the Company’s shareholders are being cashed out an unfair price, the Company’s officers and directors have procured for themselves unique benefits. These benefits include: a) placement for at least three independent directors on the post transaction Company board of directors, and assurances that those directors who are on the Board’s Audit Committee will remain the sole members of the Company’s Audit Committee after the closing of the transaction, b) the indemnification of the Company’s officers and directors, c) the vesting of all unvested stock options, and restricted stock units, and d) lucrative change in control payments.

10. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated June 29, 2012 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Bristol-Meyers with 3 business days to match any competing proposal in the event one is made; and

CLASS ACTION COMPLAINT

(iii) a provision that requires the Company to pay Bristol-Meyers a termination fee of $160 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Amylin.

11. In addition, on July 10, 2012, the Company filed a Schedule 14D-9 (“Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision regarding whether to tender their shares in support of the Proposed Transaction. Defendants have violated Sections 14(d)(4) and 14(e) of the Exchange Act, by omitting material facts necessary to render the Recommendation Statement non-misleading. Defendants have also breached their fiduciary duty of candor by failing to disclose material information to the Amylin shareholders necessary for them to determine whether to tender their shares in support of the Tender Offer.

12. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the class he seeks to represent. Without this information, Plaintiff and the other Amylin shareholders will be deprived of their entitlement to make an informed decision on whether to tender their shares should these misrepresentations and omissions not be cured prior to the June 24, 2011 expiration of the Tender Offer.

13. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and Amylin and Bristol-Meyers have aided and abetted such breaches by Amylin’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENNUE

14. The claims asserted herein arise under sections 14(d)(4) and 14(e) of the Exchange Act [15 U.S.C. § 78n] and Delaware common law. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331. This court has jurisdiction over the state law claim pursuant to 28 U.S.C. §1367.

CLASS ACTION COMPLAINT

15. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. Defendant Amylin is headquartered in this District.

PARTIES

16. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Amylin.

17. Amylin is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 9360 Towne Centre Drive Suite 110, San Diego CA 92121.

18. Defendant Bradbury has been the President and a director of the Company since June 2006, and the Chief Executive Officer (“CEO”) of the Company since March 2007.

19. Defendant Paulo F. Costa (“Costa”) has been a director of the Company since 2009.

20. Defendant Jay S. Skyler (“Skyler”) has been a director of the Company since 1999.

21. Defendant Joseph P. Sullivan (“Sullivan”) has been a director of the Company since 2003.

22. Defendant Karin Eastham (“Eastham”) has been a director of the Company since 2005, and is the Chairman of the Audit Committee.

23. Defendant James R. Gavin, III (“Gavin”) has been a director of the Company since 2005.

24. Defendant Adrian Adams (“Adams”) has been a director of the Company since 2007.

25. Defendant Teresa Beck (“Beck”) has been a director of the Company since 2007, and is a member of the Audit Committee.

26. Defendant M. Kathleen Behrens (“Behrens”) has been a director of the Company since 2009, and is a member of the Audit Committee.

CLASS ACTION COMPLAINT

27. Defendant Alexander J. Denner (“Denner”) has been a director of the Company since 2009.

28. Defendants referenced in ¶¶ 18 through 27 are collectively referred to as Individual Defendants and/or the Board.

29. Defendant Bristol-Meyers is a Delaware corporation with its headquarters located at 345 Park Avenue, New York NY 10154 that is a global BioPharam company which develops medicines to combat diseases such as cancer, cardiovascular disease, diabetes, hepatitis, HIV/AIDS, rheumatoid arthritis, and psychiatric disorders.

30. Defendant B&R Acquisition Company is a Delaware corporation wholly owned by Bristol-Meyers that was created to effect the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Amylin and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

32. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) Adversely affects the value provided to the corporation’s shareholders;

(b) Favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) Adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

CLASS ACTION COMPLAINT

(d) Will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

33. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) Participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) Participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and

(c) Unjustly enriching themselves at the expense or to the detriment of the public shareholders.

34. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

35. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of Amylin.

CLASS ACTION ALLEGATIONS

36. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Amylin common stock and their successors in interest, except Defendants and their affiliates (the “Class”). This action is maintainable as a class action for the reasons set forth below.

37. The Class is so numerous that joinder of all members is impracticable. As of July 5, 2012, Amylin reported 163.8 million shares outstanding.

CLASS ACTION COMPLAINT

38. Questions of law and fact are common to the Class, including, inter alia, the following:

(a) Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c) Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(d) Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(e) Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(f) Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(g) Have Amylin, Bristol-Meyers, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(h) Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

39. Plaintiffs claims are typical of those of the other members of the Class.

40. Plaintiff is an adequate representative of the Class because he is committed to prosecuting this action, has no interests that are adverse to the Class, and has retained competent counsel experienced in litigation of this nature.

CLASS ACTION COMPLAINT

41. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

42. Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

43. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

Company Background

38. Amylin is a biopharmaceutical company particularly focused on the therapeutic potential of new peptide hormone drug candidates and the creation of new therapies for the treatment of diabetes, obesity and other metabolic diseases.

39. Driven by innovative diabetes drugs such as Bydureon and Byetta, Amylin has established itself as a leading provider in the market for diabetes treatment, a market that is extremely lucrative with approximately 280 million people world-wide afflicted with the disease, including about 1 in 10 Americans.

40. Amylin reported 2011 sales of $518 million for Byetta and first quarter 2012 sales of $6.9 million for Bydureon.

41. The Company’s total revenue for the quarter ended December 31, 2011 was $164.9 million, prompting Bradbury to state that “[The Company’s] strong execution in 2011 has positioned [it] to enter 2012 with an extraordinary opportunity to maximize shareholder value.”

42. According to a July 3, 2012 Wall Street Journal article, Elliot Sigal, Bristol-Myers’ head of research and development “noted that Bydureon was the first once-weekly medicine for diabetes, giving the product a lead in the marketplace over similar drugs still in development by other companies. He also said a new formulation is in the works that could improve the drug-delivery experience for patients.”

CLASS ACTION COMPLAINT

The Company’s Legal Pressures

43. In February 2012, Bristol-Meyers offered to acquire the Company at $22.00 per share; an offer the Board refused.

44. This refusal sparked Amylin’s third largest shareholder, Carl Icahn to remark in an April 3, 2012 interview that “if ever a company should be sold, it’s this company,” and to file a lawsuit in the Delaware court of Chancery demanding records relating to the offer, as well as another suit seeking waiver of the Advance Notice Bylaw provision which barred a proxy contest prior to the Company’s May 15, 2012 shareholder meeting.

45. After a meeting with Bradbury on April 25, 2012, the subject of which has not been disclosed, Icahn stated that he had withdrawn the latter complaint. He also reaffirmed his belief that the Company should be sold, stating “I continue to strongly believe this company should be sold at this time.”

46. Additionally, on June 26, 2012, an Amylin shareholder filed a derivative action in the United States District Court for the District of Delaware, against the Individual Defendants alleging various breaches of fiduciary duty concerning Bristol-Meyers’ February 2012 offer. This action sought money damages against the Individual Defendants and an accounting of all profits and special benefits they had received as a result of their allegedly unlawful conduct.

47. Therefore, in the months leading up to the signing of the Merger Agreement, the Company’s officers and directors were feeling pressure from Icahn and the derivative action which were pushing them in the direction of a quick acquisition deal which would enable the Company’s officers and directors to be exculpated from any liability stemming from their refusal of Bristol-Meyer’s February 2012 offer.

CLASS ACTION COMPLAINT

The Proposed Transaction is Unfair

48. In a press release dated June 29, 2012, the Company announced that it had entered into a merger agreement with Bristol-Meyers pursuant to which Bristol-Meyers, through Merger Sub, will acquire all of the outstanding shares of the Company for $31.00 per share.

49. Following completion of the Proposed Transaction, Bristol-Meyers and AstraZeneca will enter into the Collaboration Agreement, wherein AstraZeneca will pay Bristol-Meyers approximately $3.4 billion in cash, and profits and losses arising from the collaboration will be shared equally.

50. Given the Company’s recent strong performance, and its positioning for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. Bristol-Meyers is seeking to acquire the Company at the most opportune time; a time when the Company has groundbreaking diabetic treatments that are new on the market.

51. The Proposed Transaction represents a paltry premium of just 9.9% based on the June 29th, 2012 closing price of Amylin stock.

52. Furthermore, the transaction price of $31.00 per share is inadequate according to various financial analyses performed by the Company’s financial advisors in connection with the Proposed Transaction, Credit Suisse Securities LLC (“Credit Suisse”) and Goldman Sachs & Co. (“Goldman Sachs”). According to the results of Credit Suisse’s Discounted Cash Flow Analysis, the high end of the Company’s implied per share equity reference range is $34.70. Furthermore, according to the results of Credit Suisse’s Selected Acquisitions Analysis, the high end of the Company’s implied valuation reference range per share is $31.80. Lastly, Goldman Sachs’ Illustrative Discounted Cash Flow Analysis resulted in the high end of the Company’s illustrative per share value indications being $40.50; nearly a $10.00 higher price per share than that being offered in the Proposed Transaction.

53. In addition, the Proposed Transaction consideration fails to adequately compensate Amylin’s shareholder for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Bristol-Meyers: As stated by Bristol-Meyers Chief Executive Officer

CLASS ACTION COMPLAINT

Lamberto Andreotti in a conference call with investors. “We believe this is a very strategic transaction for Bristol Myers Squibb…. It will enhance our already strong diabetes portfolio, something that is very important in light of the significant unmet medical need.”

54. An analyst at ISI Group further stated that analysts “saw a lot of interest in Amylin because it’s diabetes and there aren’t a lot of diabetes assets out there. It is increasingly strategic to be in that market.”

55. It is of particular strategic importance for Bristol-Meyers, as their collaborations with AstraZeneca on diabetic treatments have not gone well. One drug, Onglyza, has had disappointing sales, while another, dapagliflozin, failed to win approval from the Food and Drug Administration.

56. Bristol executives also said they expect to achieve operating-expense savings of about 30% from the Amylin deal.

57. Despite the significant synergies inherent in the transaction for Bristol-Meyers, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Bristol-Meyers.

Amylin’s Officers and Directors are Obtaining Special Benefits for Themselves

58. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Amylin’s public shareholders.

59. The Company has negotiated for the placement for at least three independent directors on the post transaction Company board of directors, and assurances that those directors who are on the Board’s Audit Committee, Eastham, Beck, and Behrens, will remain the sole members of the Company’s Audit Committee after the closing of the transaction.

60. Also, for a period of six years from the closing of the Proposed Transaction, each current and former director or officer of the Company will be indemnified and held harmless “against any claims, losses, damages, liabilities, reasonable and documented costs and expenses… judgments, fines, and amounts paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on that he or she was a director or officer of the Company or any of its subsidiaries.” This is particularly attractive in light of the derivative action currently pending against the Individual Defendants.

CLASS ACTION COMPLAINT

61. Furthermore, pursuant to the closing of the Proposed Transaction, all unvested stock options, time-based restricted stock units, and performance based restricted stock units, will automatically vest. Below are charts detailing the financial benefits Company officers and directors will receive as a result:

Name of Executive Officer or Director	Number of Unvested Company Stock Options	Payments in Respect of Unvested Company Stock Options ($)
Daniel M. Bradbury	598,959	9,173,809
Mark G. Foletta	203,124	3,126,213
Mark J. Gergen	183,542	2,804,681
Orville G. Kolterman, M.D.	97,916	1,488,519
Harry J. Leonhardt	146,722	2,241,703
Marcea Bland Lloyd	182,916	2,796,581
Paul G. Marshall	161,042	2,607,749
Vincent P. Mihalik	108,438	1,637,177
Lloyd A. Rowland	41,916	646,040
Christian Weyer	227,234	3,488,766
Paulo F. Costa	25,833	215,882
Adrian Adams	18,333	67,832
Teresa Beck	18,333	67,832
M. Kathleen Behrens, Ph.D.	25,833	215,882
Alexander Denner, Ph.D.	25,833	215,882
Karin Eastham	18,333	67,832
James R. Gavin III, M.D., Ph.D.	18,333	67,832
Jay S. Skyler, M.D., MACP	18,333	67,832
Joseph P. Sullivan	18,333	67,832

Name of Executive Officer or Director	Number of Time- Based RSUs	Payments in Respect of Time- Based RSUs ($)	Number of Performance- Based RSUs	Payments in Respect of Performance- Based RSUs ($)
Daniel M. Bradbury	80,833	2,505,823	317,500	9,842,500
Mark G. Foletta	27,500	852,500	40,000	1,240,000
Mark J. Gergen	35,000	1,085,000	25,000	775,000
Orville G. Kolterman, M.D.	20,000	620,000	35,000	1,085,000
Harry J. Leonhardt	21,666	671,646	20,000	620,000
Marcea Bland Lloyd	30,000	930,000	40,000	1,240,000
Paul G. Marshall	17,500	542,500	30,000	930,000
Vincent P. Mihalik	16,666	516,646	85,000	2,635,000
Lloyd A. Rowland	17,000	527,000	5,000	155,000
Christian Weyer	16,666	516,646	35,000	1,085,000
Paulo F. Costa	3,000	93,000	n/a	n/a
Adrian Adams	3,000	93,000	n/a	n/a
Teresa Beck	6,000	186,000	n/a	n/a
M. Kathleen Behrens, Ph.D.	3,000	93,000	n/a	n/a
Alexander Denner, Ph.D	3,000	93,000	n/a	n/a
Karin Eastham	3,000	93,000	n/a	n/a
James R. Gavin III, M.D., Ph.D	6,000	186,000	n/a	n/a
Jay S. Skyler, M.D., MACP	3,000	93,000	n/a	n/a
Joseph P. Sullivan	3,000	93,000	n/a	n/a

CLASS ACTION COMPLAINT

62. Lastly, the Company’s named executive officers will receive lucrative change in control payments in the event their employment is terminated in connection with the Proposed Transaction. Bradbury, Mark G. Foletta (“Foletta”), Mark J. Gergen (“Gergen”), Marcea Bland Lloyd, and Christian Weyer will receive $4,350,000, $1,322,250, $1,200,000, 1,260,000, and 1,185,000 in cash payments respectively.

63. Based on the above, the Proposed Transaction is unfair to Amylin’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests and the interests of other Company insiders at the expense of and to the detriment of Amylin’s stockholders.

The Flawed Sales Process

64. On February 15, 2012, while the Company was in the midst of exploring potential collaborations for the commercialization and development of exanatide products, Lamberto Andreotti (“Andreotti”), the CEO of Bristol-Meyers, contacted Bradbury to inform him that Bristol- Meyers was interested in a potential acquisition of Amylin in a tender offer at a price of $22.00 per share.

65. Although talks relating to this initial indication of interest from Bristol-Meyers broke down in March of 2012, on April 17, 2012 after considering the “potential interest by large pharmaceutical companies in acquiring the Company,” the Board determined that “it was advisable to explore strategic alternatives to maximize stockholder value, including a potential sale of the Company, while continuing discussions and negotiations with potential commercialization partners.”

66. Between April 19, and April 25, 2012, the same period during which Bradbury met with Carl Icahn, the Company contacted 12 large pharmaceutical companies, including Bristol-Meyers, nine of which indicated that they would be interested in considering a potential transaction to acquire the Company. Amylin also received one unsolicited inquiry.

CLASS ACTION COMPLAINT

67. The Recommendation Statement provides little information as to what transpired between Amylin and the majority of these companies. However, it does reveal that in late May 2012, four companies, including Bristol-Meyer submitted non-binding proposals to acquire the Company. One party, Party B, submitted a non-binding proposal of $32.00 per share in cash; an amount $1.00 higher per share than the price offered in the Proposed Transaction.

68. Despite this, on June 26, 2012 Party B withdrew from the process stating that it “could not get to a valuation that it believed would be acceptable to the Company Board.”

69. Two days later on June 28, 2012, against the backdrop of pressures from Carl Icahn and the pending derivative action, Bradbury abruptly and inexplicably rushed to accept an offer from Bristol-Meyers at $31.00 per share, agreeing to move forward at that price, and to execute an exclusivity agreement. The next day, on June 29, 2012, only a little over two months since Amylin had begun soliciting parties for the sales process, Amylin and Bristol-Meyers signed the Merger Agreement.

70. Instead of taking the time to negotiate and seek out a higher price per share offer that both Party B and the Company’s financial advisors indicated they could get, the Company rushed to reach the Merger Agreement with Bristol-Meyers, ultimately choosing to appease Carl Icahn, and promote the interests of Company insiders over those of Amylin’s common stockholders.

Preclusive Deal Protection Devices

71. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

72. Section 5.2 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Bristol-Meyers. Section 5.2(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

CLASS ACTION COMPLAINT

73. Pursuant to § 5.2(d)(i) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Bristol-Meyers of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Bristol-Meyers in order to enter into the competing proposal, it must grant Bristol-Meyers 3 business days in which the Company must negotiate in good faith with Bristol-Meyers (if Bristol-Meyers so desires) and allow Bristol-Meyers to amend the terms of the Merger Agreement to make a counter-offer so that the competing proposal would cease to be superior. In other words, the Merger Agreement gives Bristol-Meyers access to any rival bidder’s information and allows Bristol-Meyers a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Bristol-Meyers and piggy-back upon the due diligence of the foreclosed second bidder.

74. The Merger Agreement also provides that a termination fee of $160 million must be paid to Bristol-Meyers by Amylin if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

75. Bristol-Meyers is also the beneficiary of a “Top-Up” provision that ensures that Bristol-Meyers gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Bristol-Meyers receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Bristol-Meyers fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Bristol-Meyers an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

76. Moreover, in connection with the Proposed Transaction, Bradbury, Foletta, Orville G. Kolterman, and Gergen, who collectively own approximately 3% of Amylin’s common stock, have entered into tender and support agreements where they have agreed to tender their shares in the Tender Offer. Accordingly, 3% of Amylin’s common stock is already “locked up” in favor of the Proposed Transaction.

CLASS ACTION COMPLAINT

77. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially Misleading and Incomplete Recommendation Statement

78. On July 10, 2012 the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares.

79. The Recommendation Statement fails to disclose whether Carl Icahn’s lawsuits, as well as the shareholder instituted derivative lawsuit, were discussed by the Board or the Company’s officers during the sales process, as well as the content of any such discussions.

80. The Recommendation Statement fails to disclose material aspects of the sales process. These aspects include:

(a) Who were the members of the Business Strategy Committee formed on February 17, 2012, and what was the extent of their obligations and authorities;

(b) Whether or not the Business Strategy Committee performed any function after February 28, 2012, and if so, what its role was in the sales process, and what its role was in determining to retain Goldman Sachs;

(c) The strategic alternatives discussed by representatives of Goldman Sachs and Credit Suisse on April 9, 2012 and April 17, 2012;

CLASS ACTION COMPLAINT

(d) Who selected the 12 large pharmaceutical companies solicited between April 19, 2012 and April 25, 2012, and what criteria was used in their selection;

(e) Information regarding any discussions or negotiations between the one unsolicited inquiry and the Company, and if none occurred, the reasons why;

(f) Information regarding any discussions or negotiations between the five companies that indicated they would be interested in a potential transaction to acquire the Company but are not mentioned as submitting non-binding proposals;

(g) The reasons for which the Company only invited Parties A, B, C, and Bristol-Meyers to participate in the second round of the sales process;

(h) The questions and comments received from potential acquirers mentioned in the update to the Board on May 14, and 15, 2012;

(i) Whether or not any discussions regarding the placement of Company Board members on the post-transaction Board took place with any other acquirer, and if so, the content of such discussions;

(j) The dates and content of discussions with Bristol-Meyers relating to the placement of Company Board members on the post-transaction Board, as well as the agreement that no other members aside from those on the Audit Committee on the eve of the Merger Agreement would be placed on the Audit Committee in the post-transaction Company;

(k) The impact and role of AstraZeneca in discussions and negotiations between the Company and Bristol-Meyers;

(1) The content of any discussions or correspondences with potential acquirers regarding what the Company Board believed to be an acceptable valuation, and how any such discussion or correspondence related to the withdrawal of acquirers such as Party B and Party C from the sales process;

(m) Whether the Board concluded on June 28, 2012 that Bradbury should move forward with Bristol-Meyers at $31.00 per share, as well as enter into an Exclusivity Agreement and if so, their reasons for deciding as such.

CLASS ACTION COMPLAINT

81. The Recommendation Statement fails to disclose material aspects of Credit Suisse’s financial analysis. These aspects include:

(a) With respect to the Discounted Cash Flow Analysis: the weighted average cost of capital calculation used to calculate the range of discount rates; the select publically traded comparable companies considered in this weighted average, how those companies were selected, and how those companies factored into the calculation;

(b) With respect to the Selected Companies Analyses: the reasons for which all companies that might be deemed comparable to the Company may not have been included in the analysis, and the method used to decide which companies to include; and

(c) With respect to the Selected Acquisitions Analysis: the reasons for which all acquisitions that might be deemed comparable to the Company may not have been included in the analysis, and the method used to decide which acquisitions to include.

82. The Recommendation Statement also fails to disclose the dates and nature of services provided by Credit Suisse to Bristol-Meyers during the past two years, as well as the dates, nature of services, and fees received for services provided by Credit Suisse to Amylin during the past two years.

83. The Recommendation Statement fails to disclose material aspects of Goldman Sachs’ financial analysis. These aspects include:

(a) With respect to the Illustrative Discounted Cash Flow Analysis: the weighted average cost of capital calculation used to calculate the range of discount rates; the “Forecasts” used and whether, and to what extent, they differed from the “Projections” used by Credit Suisse, the select publically traded comparable companies considered in this weighted average, how those companies were selected, and how those companies factored into the calculation;

(b) With respect to the Selected Companies Analysis: the criteria used in the selection of the companies in the analysis; the reasons why certain results in the analysis were deemed to be not meaningful; and the conclusions drawn from the analysis; and

CLASS ACTION COMPLAINT

(c) With respect to the Selected Transactions Analysis: the criteria used in the selection of the transactions in the analysis; the reasons why certain results in the analysis were deemed to be not meaningful (and why Goldman Sachs decided to use such multiples in light of the fact that 6 of 13 transactions considered yielded “not meaningful;” data); and the conclusions drawn from the analysis.

84. The Recommendation Statement also fails to disclose the dates and nature of services provided by Goldman Sachs to Bristol-Meyers during the past two years, the dates and nature of services provided by Goldman Sachs to AstraZeneca during the past two years, and the dates, nature of services, and fees received for services provided by Goldman Sachs to Amylin during the past two years.

85. Plaintiff is being forced to make a decision on whether to tender his shares without adequate disclosure of material information on the true value of the Company. Accordingly, Plaintiff will suffer economic harm and losses absent further disclosures in the Recommendation Statement and absent removal of the preclusive deal protection devices.

86. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

LOSS CAUSATION

87. Defendants’ material omissions in the Recommendation Statement have substantially contributed to the economic loss that Plaintiff and the members of the class have incurred in being asked to tender their shares in the Proposed Transaction.

88. Plaintiff and the Class are being asked to tender their shares pursuant to the Recommendation Statement. As detailed above, the Recommendation Statement fails to provide Amylin shareholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares.

89. It is pursuant to this Recommendation Statement that shareholders are being asked to determine whether they believe the insufficient consideration of $31.00 per share is fair and adequate.

CLASS ACTION COMPLAINT

90. Moreover, as alleged above, the high end of Credit Suisse’s Discounted Cash Flow Analysis determined that the Company’s implied per share equity reference range is $34.70; and under Credit Suisse’s Selected Acquisitions Analysis, the high end of the Company’s implied valuation reference range per share is $31.80. Furthermore, Goldman Sachs’ Illustrative Discounted Cash Flow Analysis yielded a per share value for the Company of $40.50.

91. Thus, this Recommendation Statement soliciting Amylin’s shareholders tender and containing material omissions demonstrates that the Board has accepted an insufficient price for the Company and is recommending that shareholders do the same while failing to provide them with all information necessary to make a decision regarding whether or not to tender.

CLAIMS FOR RELIEF

COUNT I

Violations of Section 14(d)(4) and 14(e) of the Exchange Act

(Brought Individually Against Amylin and the Individual Defendants)

108. Plaintiff repeats all previous allegations as if set forth in full herein.

109. Plaintiff brings this claim individually and not on behalf of the class.

110. Defendants have issued the Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction.

111. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative

112. The Recommendation Statement violates Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

CLASS ACTION COMPLAINT

113. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of her entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against the Individual Defendants)

114. Plaintiff repeats all previous allegations as if set forth in full herein.

115. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Amylin and have acted to put their personal interests ahead of the interests of Amylin shareholders.

116. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company that imposes heightened fiduciary responsibilities to maximize Amylin’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

117. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Amylin because, among other reasons:

(a) They failed to take steps to maximize the value of Amylin to its public shareholders and took steps to avoid competitive bidding;

(b) They failed to properly value Amylin; and

(c) They ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

118. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Amylin’s assets and will be prevented from benefiting from a value-maximizing transaction.

CLASS ACTION COMPLAINT

119. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

120. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty – Misleading and Incomplete Disclosure

(Against the Individual Defendants)

121. Plaintiff repeats all previous allegations as if set forth in full herein.

122. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Amylin’s shareholders.

123. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

124. As a result, Plaintiff and the Class members are being harmed irreparably.

125. Plaintiff and the Class have no adequate remedy at law.

COUNT IV

Aiding and Abetting

(Against Amylin, Bristol-Meyers, and Merger Sub)

126. Plaintiff repeats all previous allegations as if set forth in full herein.

127. As alleged in more detail above, Defendants Amylin, Bristol-Meyers, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

128. As a result, Plaintiff and the Class members are being harmed.

129. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

CLASS ACTION COMPLAINT

(B) declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of Section 14(d)(4) and 14(e) of the Exchange Act;

(C) enjoining, preliminarily and permanently, the Proposed Transaction;

(D) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff s attorneys and experts; and

(G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs hereby respectfully request a jury trial.

Dated this 20th day of July, 2012
BRAMSON, PLUTZIK, MAHLER & BIRKHAEUSER, LLP

By
Alan R. Plutzik
Alan R. Plutzik (State Bar No. 077785) Michael S. Strimling (State Bar No. 96135) 2125 Oak Grove Road, Suite 120 Walnut Creek, CA 94598
Tel: 925-945-0200
Fax: 925-945-8792

LEVI & KORSINSKY LLP
Joseph E. Levi W. Scott Holleman 30 Broad Street, 24th Floor New York, New York 10004
Tel: 212-363-7500
Fax: 212-363-7171

Attorneys for Plaintiff

CLASS ACTION COMPLAINT

JS 44 (Rev. 09/11)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. *(SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)*

I. (a) PLAINTIFFS

(b) County of Residence of First Listed Plaintiff: Wake County, NC
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorneys *(Firm Name, Address, and Telephone Number)*
Alan R. Plutzik / Michael S. Strimling – Bramson, Plutzik, Mahler & Birkhaeuser, LLP, 2125 Oak Grove Rd., #120, Walnut Creek, CA 94598
(Ph: 925-945-0200 / Fax: 925-945-8792)

DEFENDANTS

DANIEL BRADBURY, PAULO COSTA, JAY SKYLER, JOSEPH SULLIVAN, KARIN EASTHAM, JAMES GAVIN, III, (See Attachment for Remaining Defendants' Names)

County of Residence of First Listed Defendant
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

Attorneys *(If Known)*

II. BASIS OF JURISDICTION *(Place an "X" in One Box Only)*

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question *(U.S. Government Not a Party)*
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity *(Indicate Citizenship of Parties in Item III)*

III. CITIZENSHIP OF PRINCIPAL PARTIES *(Place an "X" in One Box for Plaintiff and One Box for Defendant)* *(For Diversity Cases Only)*

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT *(Place an "X" in One Box Only)*

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury
- ☐ 362 Personal Injury - Med. Malpractice

PERSONAL INJURY
- ☐ 365 Personal Injury - Product Liability
- ☐ 367 Health Care/ Pharmaceutical Personal Injury Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

FORFEITURE/PENALTY
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 740 Railway Labor Act
- ☐ 751 Family and Medical Leave Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee (Prisoner Petition)
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 375 False Claims Act
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 893 Environmental Matters
- ☐ 895 Freedom of Information Act
- ☐ 896 Arbitration
- ☐ 899 Administrative Procedure Act/Review or Appeal of Agency Decision
- ☐ 950 Constitutionality of State Statutes

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

CIVIL RIGHTS
- ☐ 440 Other Civil Rights
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 448 Education

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition
- ☐ 560 Civil Detainee - Conditions of Confinement

V. ORIGIN *(Place an "X" in One Box Only)*

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district *(specify)* ☐ 6 Multidistrict Litigation

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing *(Do not cite jurisdictional statutes unless diversity)*:
15 U.S.C. Section 78n

Brief description of cause:
Breach of Fiduciary Duty; 15 U.S. C. Section 78n

VII. REQUESTED IN COMPLAINT:

☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE ______ DOCKET NUMBER ______

DATE: 07/20/2012

SIGNATURE OF ATTORNEY OF RECORD: [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

ATTACHMENT TO CIVIL COVER SHEET

PETER DOUCET, individually and on behalf of all others similarly situated, Plaintiff, v.

DANIEL BRADBURY, PAULO COSTA, JAY SKYLER, JOSEPH SULLIVAN, KARIN

EASTHAM, JAMES GAVIN, III, ADRIAN ADAMS, TERESA BECK, M. KATHLEEN

BEHRENS, ALEXANDER DENNER, AMYLIN PHARMACEUTICALS, INC., BRISTOL-

MYERS SQUIBB COMPANY, and B&R ACQUISITION COMPANY, Defendants.

Defendants (Continued from Civil Cover sheet):

ADRIAN ADAMS, TERESA BECK, M. KATHLEEN BEHRENS,

ALEXANDER DENNER, AMYLIN PHARMACEUTICALS, INC.,

BRISTOL-MYERS SQUIBB COMPANY, and B&R ACQUISITION

COMPANY

66449

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